<DOCUMENT>
<TYPE>SC 13G/A
<SEQUENCE>1
<FILENAME>Speedway13G122007.txt
<DESCRIPTION>#1 -- INTERNATIONAL SPEEDWAY CORP
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
-----------------------------------------
(Amendment No. 2)

INTERNATIONAL SPEEDWAY CORPORATION
----------------------------------
(Name of Issuer)

COMMON STOCK
------------------------------
(Title of Class of Securities)

460335201
--------------
(CUSIP Number)

DECEMBER 31, 2007
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

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CUSIP NO. 460335201			PAGE 2 OF 8 PAGES
SCHEDULE 13G
1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fenimore Asset Management, Inc. 14-1564237
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) [ ] (B) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York State
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,194,581
		6	SHARED VOTING POWER 0
		7	SOLE DISPOSITIVE POWER 1,194,581
		8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.88%
12	TYPE OF REPORTING PERSON IA


CUSIP NO. 460335201			PAGE 3 OF 8 PAGES
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas O. Putnam N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(A) [ ] (B) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 1,194,581
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 1,194,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.88%
12	TYPE OF REPORTING PERSON IN
CUSIP NO. 460335201			PAGE 4 OF 8 PAGES
Item 1.	(a). Name of Issuer: International Speedway Corporation (b). Address of Issuer's Principal Executive Offices: 1801 West International Speedway Boulevard Daytona Beach, FL 32114
Item 2.

(a). Name of Persons Filing:

(i) Fenimore Asset Management, Inc. ("Fenimore")
(ii) Thomas O. Putman ("Putnam")

(b). Address of Principal Business Office for Each of the Above:

384 N. Grand Street, Box 310
Cobleskill, NY 12043

(c). Citizenship or Place of Organization:

(i) Fenimore: New York State
(ii) Putnam: United States

(d). Title of Class of Securities: Common Stock

(e). CUSIP Number: 460335201

Item 3.

If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d) [ ] Investment company registered under Section 8 of the
Investment Company Act;
(e) [x] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940;
(j) [ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

CUSIP NO. 460335201			PAGE 5 OF 8 PAGES
Item 4. Ownership.
(a). Amount beneficially owned:
(i) Fenimore: 1,194,581
(ii) Putnam: 1,194,581

(b). Percent of class:
(i) Fenimore: 3.88%
(ii) Putnam: 3.88%

(c). Number of shares as to which such person has:

(1) Sole power to vote or to direct the vote:
(i) Fenimore: 1,194,581
(ii) Putnam: 0

(2) Shared power to vote or to direct the vote:
(i) Fenimore: 0
(ii) Putnam: 1,194,581

(3) Sole power to dispose or to direct the disposition of :
(i) Fenimore: 1,194,581
(ii) Putnam: 0

(4) Shared power to dispose or to direct the disposition of:
(i) Fenimore: 0
(ii) Putnam: 1,194,581

CUSIP NO. 460335201			PAGE 6 OF 8 PAGES
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X]
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of Group: Not Applicable
Item 10.

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

CUSIP NO. 460335201			PAGE 7 OF 8 PAGES
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. FENIMORE ASSET MANAGEMENT, INC.
Date: January 23, 2008	By: /S/ JOSEPH A. BUCCI ---------------------------- Joseph A. Bucci Secretary THOMAS O. PUTNAM
Date: January 23, 2008	By: /S/ THOMAS O. PUTNAM ----------------------------- Thomas O. Putman
CUSIP NO. 460335201		PAGE 8 OF 8 PAGES
EXHIBIT 1

JOINT FILING AGREEMENT AMONG FENIMORE ASSET
MANAGEMENT, INC. AND THOMAS O. PUTNAM

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

FENIMORE ASSET MANAGEMENT, INC. AND THOMAS O. PUTNAM hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

FENIMORE ASSET MANAGEMENT, INC.
Date: January 23, 2008	By: /S/ JOSEPH A. BUCCI -------------------------------- Joseph A. Bucci Secretary THOMAS O. PUTNAM
Date: January 23, 2008	By: /S/ THOMAS O. PUTNAM ----------------------------- Thomas O. Putnam
</TEXT> </DOCUMENT>